FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/24/2010

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter and full year 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 24, 2010

Announces Fourth Quarter and Full Year 2009 Results

LUXEMBOURG--(Marketwire - February 24, 2010) - Ternium S.A. (NYSE: TX) today announced its results for the full year and fourth quarter ended December 31, 2009.

The financial and operational information contained in this press release is based on Ternium S.A.'s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of Fourth Quarter 2009 Results

	4Q 2009	3Q 2009		4Q 2008

Shipments (tons)	1,655,000	1,683,000	-2%	1,547,000	7%
Net Sales (US$ million)	1,365.2	1,278.8	7%	1,721.1	-21%
Operating Income (US$ million)	216.1	158.9	36%	186.3	16%
EBITDA (US$ million)	315.9	254.3	24%	281.1	12%
EBITDA Margin (% of net sales)	23%	20%		16%
EBITDA per Ton, Flat & Long Steel (US$)	177	147	20%	158	12%
Net Foreign Exchange Result (US$ million)	72.2	(47.6)		(622.5)
Discontinued Operations Result (US$ million)	-	-		-
Net Income (US$ million)	194.8	104.7	86%	(348.5)	-156%
Equity Holders' Net Income (US$ million)	159.3	88.5	80%	(334.0)	-148%
Earnings per ADS (US$)	0.79	0.44	80%	(1.67)	-148%

--  EBITDA(1) of US$315.9 million in the fourth quarter 2009, up 24% compared to the third quarter 2009, mainly due to higher revenue per ton.
--  Earnings per ADS(2) of US$0.79 in the fourth quarter 2009, which includes a US$0.22 after-tax non-cash foreign exchange gain per ADS on Ternium's Mexican subsidiary's US dollar denominated debt.

--  Positive free cash flow(3) of US$9.7 million in the fourth quarter 2009, including a working capital increase of US$212.3 million during the fourth quarter 2009 as Ternium readjusted its inventories in response to higher demand for steel products.
--  Collection of US$287.1 million on November 9, 2009 in connection with the transfer of the Sidor shares to Venezuela.
--  Net financial debt(4) of US$184.1 million at the end of 2009, a decrease of US$301.6 million compared to the company's net financial debt at the end of the third quarter 2009.

Ternium's operating income in the fourth quarter 2009 was US$216.1 million, up 36% compared to the third quarter 2009 mainly due to higher revenue per ton in all of Ternium's regions partially offset by a slightly higher operating cost per ton. Lower shipments in the North America Region in the fourth quarter 2009 compared to the third quarter 2009 were mostly offset by higher shipments in the South & Central America Region. Operating income in the fourth quarter 2009 increased 16% when compared to the fourth quarter 2008 mainly as a result of higher shipments of flat products and lower operating cost per ton, partially offset by lower revenue per ton.

Net income in the fourth quarter 2009 was US$194.8 million, an increase of US$90.1 million compared to the third quarter 2009 mainly due to the above mentioned net foreign exchange results, which were offset by changes in Ternium's net equity position, and a US$57.2 million increase in operating income, partially offset by a US$86.5 million increase in income tax expense that includes the effect on deferred taxes of changes in tax rate related to fiscal reform in Mexico.

Net income in the fourth quarter 2009 was US$543.3 million higher than in the fourth quarter 2008 mainly as a result of a US$694.7 million increase in non-cash net foreign exchange results, which was offset by changes in Ternium's net equity position, and a US$29.8 million increase in operating income, partially offset by a US$260.3 million increase in income tax expense.

Summary of Full Year 2009 Results
	12M 2009	12M 2008

Shipments (tons)	6,361,000	7,543,000	-16%
Net Sales (US$ million)	4,959.0	8,464.9	-41%
Operating Income (US$ million)	296.4	1,676.0	-82%
EBITDA (US$ million)	708.5	2,089.6	-66%
EBITDA Margin (% of net sales)	14%	25%
EBITDA per Ton, Flat & Long Steel (US$)	103	263	-61%
Net Foreign Exchange Result (US$ million)	83.1	(632.7)
Discontinued Operations Result (US$ million)	428.0	157.1
Net Income (US$ million)	767.1	875.2	-12%
Equity Holders' Net Income (US$ million)	717.4	715.4
Earnings per ADS (US$)	3.58	3.57

--  EBITDA(5) of US$708.5 million in 2009, down 66% compared to 2008 mainly due to lower revenue per ton and shipments, partially offset by lower operating cost per ton.
--  Earnings per American Depositary Share (ADS) of US$3.58 in 2009, which includes a US$2.67 gain per ADS as a result of the transfer of the Sidor shares to Venezuela and a
    US$0.26 non-cash foreign exchange gain per ADS on Ternium's Mexican subsidiary's US dollar denominated debt.
--  Positive free cash flow(6) of US$953.2 million in 2009.
--  Collection of US$953.6 million during 2009 in connection with the transfer of the Sidor shares to Venezuela.
--  Net financial debt of US$184.1 million at the end of 2009, a decrease of US$1.9 billion compared to the company's net financial debt at the end of 2008.

Ternium's operating income in 2009 was US$296.4 million, an 82% decrease compared to operating income in 2008. A sharp decline in demand in the main steel consumer sectors of Ternium's core markets during the second half of 2008 due to the global economic downturn led to subdued shipments levels in 2009. Shipments began to improve gradually only in the second half of the year. As a result, Ternium's shipments in 2009 decreased by 1.2 million tons year-over-year and revenue per ton decreased US$329, leading to a 41% drop in net sales that was partially offset by a US$164 decrease in operating cost per ton.

Net income during 2009 was US$767.1 million, compared to US$875.2 million in 2008. Net income in 2009 decreased compared to 2008 mainly as a result of a US$1.4 billion decrease in operating income partially offset by a US$715.8 million increase in non-cash net foreign exchange results, that was offset by changes in Ternium's net equity position in the currency translation adjustments line, and a US$564.0 million gain related to the transfer of the Sidor shares to Venezuela.

Sidor Compensation Payments

As of the issue of this press release, Ternium has not yet received the Sidor compensation payments required to be made by CVG on February 8, 2010. These payments consist of a US$157.5 million principal installment, plus interest, due under the first tranche, and a US$141.4 million mandatory prepayment, plus interest, due under the second tranche.

Annual Dividend Proposal

Ternium's board of directors proposed the company's annual general shareholders' meeting, to be held on June 2, 2010, the payment of an annual dividend of US$0.05 per share (US$0.50 per ADS), or approximately US$100.2 million in the aggregate. If the annual dividend is approved at the shareholders' meeting, it will be paid on June 10, 2010.

New Chief Financial Officer Named

Roberto Philipps has decided to retire from his position as Ternium's Chief Financial Officer as of February 28, 2010. He will continue to serve as an advisor to the company's Chief Executive Officer. Pablo Brizzio, who has served as Ternium's Financial Director since the company's initial public offering (IPO) in January 2006 and who has occupied several senior finance positions in the steel industry for over 15 years, will become the company's new Chief Financial Officer. As Ternium's Chief Financial Officer since the company's creation in 2005, Mr. Philipps has played a key role in the growth of the company, overseeing the IPO as well as Ternium's subsequent expansion throughout the Americas.

Outlook

Following the downturn in 2009, Ternium expects the economies in South America to recover, driven by strong worldwide demand for commodities. The company anticipates the NAFTA region to grow at a more moderate pace, and a more dynamic industrial sector in Mexico to support local demand for steel products.

Ternium expects an increase in operating income in the first quarter 2010 compared to the fourth quarter 2009 mainly as a result of higher shipments and a relatively stable operating margin. In addition, the company foresees a gradual recovery in production capacity utilization rates during the year.

Analysis of Fourth Quarter 2009 Results

Net income attributable to the Company's equity holders in the fourth quarter 2009 was US$159.3 million, compared with a net loss of US$334.0 million in the fourth quarter 2008. Including minority interest, net income for the fourth quarter 2009 was US$194.8 million, compared with a net loss of US$348.5 million in the fourth quarter 2008. Earning per ADS for the fourth quarter 2009 was US$0.79, compared with a loss per ADS of US$1.67 in the fourth quarter 2008.

Net sales in the fourth quarter 2009 were US$1.4 billion, a decrease of 21% compared to the fourth quarter 2008 as a result of lower revenue per ton partially offset by higher shipments. Shipments of flat and long products were 1.7 million tons during the fourth quarter 2009, an increase of 7% compared to shipments in the fourth quarter 2008, mainly due to an increase in apparent demand in Ternium's main steel markets. Revenue per ton shipped was US$795 in the fourth quarter 2009, a decrease of 25% compared to the same quarter in 2008, mainly as a result of lower prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	4Q 2009	4Q 2008	Dif.	4Q 2009	4Q 2008	Dif.	4Q 2009	4Q 2008	Dif.

South & Central America	546.9	642.4	-15%	602.0	559.9	8%	909	1,147	-21%
North America	616.4	735.7	-16%	772.3	642.2	20%	798	1,146	-30%
Europe & other	6.5	30.0		13.4	36.0		482	834
Total flat products	1,169.8	1,408.1	-17%	1,387.6	1,238.1	12%	843	1,137	-26%

South & Central America	20.0	71.7	-72%	37.5	91.9	-59%	533	780	-32%
North America	124.6	159.7	-22%	226.5	213.2	6%	550	749	-27%
Europe & other	1.5	3.1		3.1	3.6		500	884
Total long products	146.1	234.5	-38%	267.0	308.7	-14%	547	760	-28%

Total flat and long products	1,315.9	1,642.6	-20%	1,654.6	1,546.8	7%	795	1,062	-25%

Other products (1)	49.3	78.5	-37%

Total Net Sales	1,365.2	1,721.1	-21%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the fourth quarter 2009 totaled US$1.2 billion, a decrease of 17% compared with the same quarter in 2008. Net sales decreased as a result of lower revenue per ton, partially offset by higher shipments. Shipments of flat products totaled 1.4 million tons in the fourth quarter 2009, an increase of 12% compared with the same period in 2008, mainly due to an increase in apparent demand in Ternium's main steel markets. Revenue per ton shipped decreased 26% to US$843 in the fourth quarter 2009 compared with the same period in 2008, mainly due to lower prices.

Sales of long products were US$146.1 million in the fourth quarter 2009, a decrease of 38% compared to the same period in 2008 mainly due to lower revenue per ton and shipments. Shipments of long products totaled 267,000 tons in the fourth quarter 2009, a 14% decrease versus the same quarter in 2008, due to lower billet shipments in the South & Central America Region partially offset by slightly higher wire rod shipments in the North America Region. Revenue per ton shipped was US$547 in the fourth quarter 2009, a decrease of 28% compared to the fourth quarter 2008, mainly due to lower prices.

Sales of other products totaled US$49.3 million during the fourth quarter 2009, compared to US$78.5 million during the fourth quarter 2008. The decrease was mainly driven by lower iron ore shipments and prices.

Sales of flat and long products in the North America Region were US$741.0 million in the fourth quarter 2009, a decrease of 17% versus the same period in 2008, due to lower revenue per ton partially offset by higher shipments. Shipments in the region totaled 999,000 tons during the fourth quarter 2009, or 17% higher than in the same period in 2008 as a result of higher apparent demand in the region's main markets. Revenue per ton shipped decreased 29% to US$742 in the fourth quarter 2009 over the same quarter in 2008, mainly due to lower prices.

Flat and long product sales in the South & Central America Region were US$566.9 million during the fourth quarter 2009, a decrease of 21% versus the same period in 2008. This decrease was due to lower revenue per ton and relatively stable shipments. Shipments in the region totaled 639,000 tons during the fourth quarter 2009, or 2% lower than in the fourth quarter 2008, due to lower shipments of billets, partially offset by higher shipments of flat steel. Revenue per ton shipped was US$887 in the fourth quarter 2009, a decrease of 19% compared to the same quarter in 2008, mainly due to lower prices.

Cost of sales totaled US$1.0 billion in the fourth quarter 2009 compared to US$1.4 billion in the fourth quarter 2008. Cost of sales decreased mainly as a result of lower cost per ton. Cost per ton decreased year-over-over mainly as a result of lower costs for third party steel, raw materials, energy, labor and services, as well as on account of the impact on costs of the Argentine Peso's devaluation versus the US dollar and the effect of write-down charges in the fourth quarter 2008.

SG&A expenses in the fourth quarter 2009 were US$137.8 million, or 10% of net sales, compared with US$159.6 million, or 9% of net sales, in the fourth quarter 2008. The decrease in SG&A was due mainly to Ternium's efforts to reduce headcount and services costs in response to the economic downturn, as well as on account of lower freight expenses as a result of lower exports, lower tax charges and the impact on costs of the Argentine Peso's devaluation versus the US dollar. Additionally, there was a non-recurring pension plan loss of US$9.3 million in the fourth quarter 2009 in Mexico.

Operating income in the fourth quarter 2009 was US$216.1 million, or 16% of net sales, compared with US$186.3 million, or 11% of net sales, in the fourth quarter 2008.

EBITDA in the fourth quarter 2009 was US$315.9 million, or 23% of net sales, compared with US$281.1 million, or 16% of net sales, in the fourth quarter 2008.

Net financial income was US$93.0 million in the fourth quarter 2009, compared with a net financial expense of US$681.7 million in the fourth quarter 2008. During the fourth quarter 2009, Ternium's net interest expenses were US$15.4 million, a decrease of US$11.4 million compared to the fourth quarter 2008 due to lower indebtedness and lower interest rates.

Net foreign exchange result was a gain of US$72.2 million in the fourth quarter 2009 compared to a loss of $622.5 million in the same period in 2008. These results were primarily due to the impact of the Mexican Peso's 3% revaluation in the fourth quarter 2009 and 25% devaluation in the fourth quarter 2008, respectively, on Ternium's Mexican subsidiary's US dollar denominated debt. These results are non-cash when measured in US dollars and are offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso fluctuation when stated in US dollars in Ternium's consolidated financial statements.

Interest income on the Sidor financial asset was US$40.6 million in the fourth quarter 2009. This result is attributable to the Sidor financial asset in connection with the transfer of the Sidor shares to Venezuela on May 7, 2009.

Income tax expense for the fourth quarter 2009 was US$114.5 million, or 37% of income before income tax, compared with an income tax benefit of US$145.9 million, or 30% of loss before income tax, discontinued operations and minority interest, in the same period in 2008. The fourth quarter 2009 expense reflects a non-recurring loss of US$11.2 million related to the fiscal reform in Mexico.

Analysis of Full Year 2009 Results

Net income attributable to the Company's equity holders for 2009 was US$717.4 million, compared with US$715.4 million for 2008. Including minority interest, net income for 2009 was US$767.1 million, compared with US$875.2 million in 2008. Earnings per ADS were US$3.58 in 2009, compared with US$3.57 in 2008.

Net sales for 2009 decreased 41% to US$5.0 billion compared to 2008. Net sales decreased due to lower shipments and lower revenue per ton. Shipments of flat and long products were 6.4 million tons during 2009, a decrease of 16% compared to 2008, due to lower shipments in Ternium's core markets as a result of the effects of the global economic downturn. Revenue per ton shipped was US$758 in 2009, a decrease of 30% when compared to 2008, mainly as a result of lower prices in all of Ternium's markets.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	Year 2009	Year 2008	Dif.	Year 2009	Year 2008	Dif.	Year 2009	Year 2008	Dif.

South & Central America	1,717.1	2,782.5	-38%	1,903.6	2,604.2	-27%	902	1,068	-16%
North America	2,371.9	4,294.7	-45%	3,114.5	3,666.1	-15%	762	1,171	-35%
Europe & other	161.0	47.5		287.0	55.2		561	860
Total flat products	4,250.0	7,124.7	-40%	5,305.2	6,325.5	-16%	801	1,126	-29%

South & Central America	57.3	274.4	-79%	118.4	302.5	-61%	484	907	-47%
North America	512.0	791.8	-35%	931.2	901.3	3%	550	878	-37%
Europe & other	3.5	8.9		6.1	13.3		583	669
Total long products	572.9	1,075.1	-47%	1,055.6	1,217.2	-13%	543	883	-39%

Total flat and long products	4,822.9	8,199.8	-41%	6,360.8	7,542.7	-16%	758	1,087	-30%

Other products (1)	136.1	265.1	-49%

Total Net Sales	4,959.0	8,464.9	-41%

(1) Primarily includes iron ore, pig iron and pre-engineered metal  buildings.

Sales of flat products during 2009 were US$4.3 billion, a decrease of 40% compared to 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products were 5.3 million tons in 2009, a decrease of 16% compared with 2008, mainly due to lower shipments in the South & Central America and the North America regions, partially offset by higher shipments in the "Europe and other" Region. Revenue per ton decreased 29% to US$801 in 2009 compared to 2008, as a result of lower steel prices.

Sales of long products were US$572.9 million during 2009, a decrease of 47% compared to 2008 due to lower revenue per ton and shipments. Revenue per ton was US$543 in 2009, a decrease of 39% compared to 2008 as a result of lower prices. Shipments of long products were 1.1 million tons in 2009, a 13% decrease versus 2008, mainly due to lower billet shipments in the South & Central America Region partially offset by higher bar shipments in the North America Region.

Sales of other products were US$136.1 million during 2009, compared to US$265.1 million during 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pre-engineered metal buildings.

Sales of flat and long products in the North America Region totaled US$2.9 billion in 2009, a decrease of 43% versus 2008, mainly due to the effect of lower shipments and prices. Shipments in the region totaled 4.0 million tons during 2009, or 11% lower than during 2008. Revenue per ton shipped was US$713 in 2009, a decrease of 36% compared to 2008, as a result of lower prices.

Flat and long product sales in the South & Central America Region were US$1.8 billion during 2009, a decrease of 42% versus 2008. This decrease was due to lower volumes and revenue per ton. Shipments in the region totaled 2.0 million tons during 2009, or 30% lower than in 2008. Revenue per ton shipped in the South & Central America Region was US$878 in 2009, a decrease of 17% compared to 2008, mainly due to lower prices.

Cost of sales was US$4.1 billion in 2009 compared to US$6.1 billion in 2008. Cost of sales decreased as a result of lower shipments and lower cost per ton. Cost per ton decreased year-over-over mainly as a result of lower costs for third party steel, raw materials, energy, labor and services, as well as on account of the impact on costs of the Mexican Peso's and Argentine Peso's devaluation versus the US dollar and the initiatives Ternium launched to mitigate the global economic downturn.

Selling, general and administrative (SG&A) expenses in 2009 were US$531.5 million, or 11% of net sales, compared with US$669.5 million, or 8% of net sales, in 2008. The decrease in SG&A was due mainly to Ternium's efforts to reduce headcount and services costs in response to the economic downturn, as well as on account of lower freight volumes, tax charges and the impact on costs of the Mexican Peso's and Argentine Peso's devaluation versus the US dollar.

Operating income in 2009 was US$296.4 million, or 6% of net sales, compared with US$1.7 billion, or 20% of net sales, in 2008.

EBITDA in 2009 was US$708.5 million, or 14.3% of net sales, compared to US$2.1 billion, or 24.7% of net sales, in 2008.

Net financial income was US$132.9 million in 2009, compared with a net financial expense of US$797.1 million in 2008. During 2009, Ternium's net interest expense was US$84.7 million, a decrease of US$19.3 million compared to 2008 due to lower indebtedness as a result of amortizations of debt and lower interest rates.

Net foreign exchange result was a gain of US$83.1 million in 2009, compared to a loss of US$632.7 million in 2008. These results were primarily due to the impact of the Mexican Peso's 4% revaluation in 2009 and 25% devaluation in 2008, respectively, on Ternium's Mexican subsidiary's US dollar denominated debt. These results are non-cash when measured in US dollars and are offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso fluctuation when stated in US dollars in Ternium's consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates to other currencies.

Interest income on the Sidor financial asset was US$136.0 million in 2009. This result is attributable to the Sidor financial asset in connection with the transfer of the Sidor shares to Venezuela on May 7, 2009.

Fair value of derivatives was a gain of US$10.6 million in 2009, compared to a loss of US$32.5 million in 2008. The result was related to certain derivative instruments entered into primarily to mitigate the effect of interest rate and currency fluctuations.

Income tax expense in 2009 was US$91.3 million or 21% of income before income tax, discontinued operations and minority interest, compared with US$162.7 million, or 18% of income before income tax, discontinued operations and minority interest, in 2008. The income tax expense in 2008 included a non-recurring gain of US$96.3 million on account of Hylsa's reversal of deferred statutory profit sharing that reduced its effective tax rate for the year.

Net result of discontinued operations in 2009 was a gain of US$428.0 million, related to the transfer of the Sidor shares to Venezuela on May 7, 2009. In 2008, the net result of discontinued operations comprised an after-tax gain of US$59.6 million related to Sidor and an after-tax gain of US$97.5 million from the sale of non-core US assets during the first quarter 2008.

Cash Flow and Liquidity

Net cash provided by continuing operations in the fourth quarter 2009 was US$72.6 million, lower than the US$576.2 million in net cash provided by continuing operations in the fourth quarter 2008 mainly as a result of a working capital increase of US$212.3 million in the fourth quarter 2009 compared to a working capital decrease of US$380.4 million in the fourth quarter 2008. The increase in working capital in the fourth quarter 2009 was mainly due to a US$231.4 million increase in inventories. Inventories increased primarily as a result of a higher volume of finished goods, goods in process and raw materials, as Ternium readjusted its inventories in response to higher demand for steel products, as well as higher prices.

Capital expenditures in the fourth quarter 2009 were US$62.8 million, compared to US$172.6 million in the fourth quarter 2008. In the fourth quarter 2009, Ternium had positive free cash flow(7) of US$9.7 million, compared to positive free cash flow(7) of US$403.6 million in the fourth quarter 2008. In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$287.1 million in the fourth quarter 2009.

Net cash provided by continuing operations in 2009 was US$1.2 billion, higher than the US$517.5 million reported in 2008, mainly due to a working capital decrease of US$635.2 million in 2009 compared to a working capital increase of US$1.1 billion in 2008, partially offset by a lower operating income in 2009. Working capital decreased in 2009 mainly as a result of a US$429.1 million decrease in inventories and a US$308.9 million decrease in trade and other receivables, partially offset by an aggregate US$102.9 million increase in accounts payable and other liabilities. Inventories decreased during 2009 as a result of lower costs due to lower input prices as well as a lower volume of finished goods, goods in process and raw materials.

Capital expenditures in 2009 were US$208.6 million, compared to US$587.9 million in 2008. Capital expenditures during 2009 were carried out in Argentina mainly for the relining of a blast furnace and the revamping of two coking batteries, and in Mexico mainly for iron ore mining and processing activities and the revamping of one hot strip mill.

In 2009, Ternium had positive free cash flow(8) of US$953.2 million compared to negative free cash flow(8) of US$70.4 million in 2008. In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$953.6 million in 2009.

Ternium's net repayment of borrowings in 2009 was US$922.6 million, mostly related to the amortizations of the Company's Mexican subsidiaries' outstanding debt.

As of December 31, 2009, Ternium's financial debt was US$2.3 billion, of which US$539.5 million will mature during 2010, while the company's cash, cash equivalents and other investments totaled US$2.1 billion. Ternium's net financial debt(9) of US$184.1 million at the close of the fourth quarter 2009 decreased US$1.9 billion compared to the company's net financial debt at the end of 2008. The Company maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately nine million tons of finished steel products. More information about Ternium is available at www.ternium.com.

Consolidated income statement
US$ million	4Q 2009	4Q 2008	Dif.	Year 2009	Year 2008	Dif.
Net sales	1,365.2	1,721.1	(355.9)	4,959.0	8,464.9	(3,505.9)
Cost of sales	(1,011.7)	(1,376.7)	365.0	(4,110.4)	(6,128.0)	2,017.7
Gross profit	353.5	344.4	9.1	848.6	2,336.9	(1,488.2)
Selling, general and administrative expenses	(137.8)	(159.6)	21.8	(531.5)	(669.5)	137.9
Other operating (expenses) income, net	0.4	1.4	(1.0)	(20.7)	8.7	(29.4)
Operating income	216.1	186.3	29.8	296.4	1,676.0	(1,379.7)

Interest expense	(20.4)	(32.7)	12.3	(105.8)	(136.1)	30.3
Interest income	5.0	5.9	(0.8)	21.1	32.2	(11.0)
Interest income - Sidor financial asset	40.6	-	40.6	136.0	-	136.0
Other financial income (expenses), net	67.8	(654.9)	722.7	81.6	(693.2)	774.8

Equity in earnings of associated companies	0.2	1.1	(0.9)	1.1	1.9	(0.7)
Income before income tax expense	309.3	(494.4)	803.6	430.4	880.8	(450.4)
Income tax (expense) benefit
Current and deferred income tax (expense) benefit	(114.5)	145.9	(260.3)	(91.3)	(259.0)	167.7
Reversal of deferred statutory profit sharing	-	-	-	-	96.3	(96.3)
Discontinued operations	-	-	-	428.0	157.1	270.9
Net income for the period	194.8	(348.5)	543.3	767.1	875.2	(108.0)

Attributable to:
Equity holders of the Company	159.3	(334.0)	493.3	717.4	715.4	2.0
Minority interest	35.5	(14.5)	50.0	49.7	159.7	(110.0)
	194.8	(348.5)	543.3	767.1	875.2	(108.0)

Consolidated balance sheet
US$ million	December 31, 2009	December 31, 2008

Property, plant and equipment, net	4,040.4	4,212.3
Intangible assets, net	1,085.4	1,136.4
Investment in associated companies	6.6	5.6
Other investments, net	16.4	16.9
Receivables, net	101.3	120.2
Total non-current assets	5,250.1	5,491.4

Receivables	136.3	249.0
Derivative financial instruments	1.6	1.5
Inventories, net	1,350.6	1,826.5
Trade receivables, net	437.8	623.0
Sidor financial asset	964.4	-
Available for sale assets-discontinued operations	-	1,318.9
Other investments	46.8	90.0
Cash and cash equivalents	2,095.8	1,065.6
Total current assets	5,033.3	5,174.5

Non-current assets classified as held for sale	9.2	5.3

Total assets	10,292.7	10,671.2

Shareholders' equity	5,296.3	4,597.4
Minority interest in subsidiaries	964.9	964.1

Minority interest & shareholders' equity	6,261.2	5,561.5

Provisions	18.9	24.4
Deferred income tax	857.3	810.2
Other liabilities	176.6	148.7
Derivative financial instruments	32.6	65.8
Borrowings	1,787.2	2,325.9
Total non-current liabilities	2,872.7	3,375.0

Current tax liabilities	103.2	194.1
Other liabilities	57.0	103.4
Trade payables	413.0	438.7
Derivative financial instruments	46.1	57.2
Borrowings	539.5	941.5
Total current liabilities	1,158.8	1,734.8

Total liabilities	4,031.4	5,109.8
Total liabilities, minority interest & shareholders' equity	10,292.7	10,671.2

Consolidated cash flow statement

US$ million	4Q 2009	4Q 2008	Dif.	Year 2009	Year 2008	Dif.

Net income from continuing operations	194.8	(348.5)	543.3	339.1	718.1	(379.0)
Adjustments for:
Depreciation and amortization	99.8	94.9	4.9	385.1	413.5	(28.4)
Equity in earnings of associated companies	(0.2)	(1.1)	0.9	(1.1)	(1.9)	0.7
Changes in provisions	2.0	(2.3)	4.3	4.6	2.4	2.3
Net foreign exchange results and others	(50.3)	649.8	(700.1)	(53.6)	629.5	(683.1)
Interest accruals less payments	8.1	1.6	6.6	10.7	(84.2)	94.9
Interest income - Sidor financial asset	(40.6)	-	(40.6)	(136.0)	-	(136.0)
Income tax accruals less payments	71.2	(198.5)	269.7	(49.3)	(88.5)	39.2
Impairment charge	-	-	-	27.0	-	27.0
Changes in working capital	(212.3)	380.4	(592.6)	635.2	(1,071.5)	1,706.7

Net cash provided by operating activities	72.6	576.2	(503.6)	1,161.8	517.5	644.2

Capital expenditures	(62.8)	(172.6)	109.8	(208.6)	(587.9)	379.3
Proceeds from sale of property, plant & equipment	1.0	0.7	0.3	3.2	2.1	1.1
Acquisition of business	-	-	-	(0.2)	-	(0.2)
Decrease (Increase) in Other Investments	22.7	(0.9)	23.6	43.2	(24.7)	67.8
Proceeds from Sidor financial asset	287.1	-	287.1	953.6	-	953.6
Proceeds from sale of discontinued operations	-	-	-	-	718.6	(718.6)
Discontinued operations	-	-	-	-	242.4	(242.4)

Net cash provided by (used in) investing activities	247.9	(172.8)	420.7	791.2	350.5	440.7

Dividends paid in cash and other distributions to company's equity shareholders	-	-	-	-	(100.2)	100.2
Dividends paid in cash and other distributions to minority shareholders	-	-	-	-	(19.6)	19.6
Proceeds from borrowings	13.2	147.8	(134.7)	219.0	519.8	(300.8)
Repayment of borrowings	(124.2)	(78.9)	(45.3)	(1,141.6)	(1,152.9)	11.3

Net cash (used in) provided by financing activities	(111.0)	68.9	(180.0)	(922.6)	(752.9)	(169.7)

Increase in cash and cash equivalents	209.4	472.2	(262.9)	1,030.4	115.1	915.3

Shipments
Thousand tons	4Q 2009	4Q 2008	3Q 2009	Year 2009	Year 2008

South & Central America	602.0	559.9	513.8	1,903.6	2,604.2
North America	772.3	642.2	872.8	3,114.5	3,666.1
Europe & other	13.4	36.0	25.3	287.0	55.2
Total flat products	1,387.6	1,238.1	1,411.9	5,305.2	6,325.5

South & Central America	37.5	91.9	26.3	118.4	302.5
North America	226.5	213.2	244.6	931.2	901.3
Europe & other	3.1	3.6	-	6.1	13.3
Total long products	267.0	308.7	271.0	1,055.6	1,217.2

Total flat and long products	1,654.6	1,546.8	1,682.8	6,360.8	7,542.7

Revenue / ton
US$/ton	4Q 2009	4Q 2008	3Q 2009	Year 2009	Year 2008

South & Central America	909	1,147	863	902	1,068
North America	798	1,146	747	762	1,171
Europe & other	482	834	616	561	860
Total flat products	843	1,137	787	801	1,126

South & Central America	533	780	478	484	907
North America	550	749	548	550	878
Europe & other	500	884	-	583	669
Total long products	547	760	541	543	883

Total flat and long products	795	1,062	747	758	1,087

Net Sales
US$ million	4Q 2009	4Q 2008	3Q 2009	Year 2009	Year 2008

South & Central America	546.9	642.4	443.3	1,717.1	2,782.5
North America	616.4	735.7	652.1	2,371.9	4,294.7
Europe & other	6.5	30.0	15.6	161.0	47.5
Total flat products	1,169.8	1,408.1	1,111.0	4,250.0	7,124.7

South & Central America	20.0	71.7	12.6	57.3	274.4
North America	124.6	159.7	134.0	512.0	791.8
Europe & other	1.5	3.1	-	3.5	8.9
Total long products	146.1	234.5	146.6	572.9	1,075.1

Total flat and long products	1,315.9	1,642.6	1,257.6	4,822.9	8,199.8

Other products (1)	49.3	78.5	21.2	136.1	265.1

Total net sales	1,365.2	1,721.1	1,278.8	4,959.0	8,464.9

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

(1) EBITDA in the fourth quarter 2009 equals operating income of US$216.1 million plus depreciation and amortization of US$99.8 million.

(2) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(3) Free cash flow in the fourth quarter 2009 equals net cash provided by operations of US$72.6 million less capital expenditures of US$62.8 million.

(4) Net financial debt for 2009 equals borrowings of US$2.3 billion less cash and cash equivalents of US$2.1 billion and other investments of US$46.8 million.

(5) EBITDA in 2009 equals operating income of US$296.4 million plus depreciation and amortization of US$385.1 million and impairment charges related to intangible assets of US$27.0 million.

(6) Free cash flow for 2009 equals net cash provided by operations of US$1.2 billion less capital expenditures of US$208.6 million.

(7) Free cash flow for the fourth quarter 2009 equals net cash provided by continuing operations of US$72.6 million less capital expenditures of US$62.8 million, while free cash flow for the fourth quarter 2008 equals net cash provided by continuing operations of US$576.2 million less capital expenditures of US$172.6 million.

(8) Free cash flow for 2009 equals net cash provided by continuing operations of US$1.2 billion less capital expenditures of US$208.6 million, while negative free cash flow for 2008 equals net cash provided by continuing operations of US$517.5 million less capital expenditures of US$587.9 million.

(9) Net financial debt in the fourth quarter 2009 equals borrowings of US$ 2.3 billion less cash and cash equivalents of US$2.1 billion and other investments of US$46.8 million.

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com